



07024563

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for dis



SEC MAIL PROCESSING
RECEIVED
JUN 15 2007
WASH. D.C.
186
SECTION

June 6, 2007

SUPPL

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached a copy of a News Release that has been electronically filed with the Canadian Securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). As part of our disclosure requirement to your office, enclosed is the Insider Transaction report for May. This document is filed on the System for Electronic Disclosure by Insiders (SEDI)

SEDAR

Date of Filing	Document	Document Dated
June 1, 2007	News Release – CV Technologies Provides Financial Update Sedar Filing Confirmation attached.	May 31, 2007

SEDI

Document	Date Range
Insider Transaction Detail	May 1, 2007- May 31, 2007

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

JUN 21 2007

Jew 6/20

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure



Proudly
Canadian



cbp
CERTIFIED

ChemBioPrint

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059



CV TECHNOLOGIES INC.

News Release

CV Technologies Provides Financial Update

For Release: Immediate

EDMONTON, AB (May 31, 2007) CV Technologies Inc. (TSX:CVQ) advises that it continues to work diligently to complete the restatement of its previously reported consolidated financial statements for the year ended September 30, 2006 and for the three month period ending Dec. 31, 2006.

Because the interim financial statements for the three month period ending March 31, 2007 require the restated consolidated financial statements, the Company was unable to file the fiscal 2007 second quarter interim financial statements by the May 15 deadline. As a result, the British Columbia Securities Commission has imposed a Cease Trade Order, following the earlier Orders by the Ontario and Alberta Securities Commissions (ASC).

CV Technologies is working towards the release of its interim financial statements for the period ending March 31, 2007 along with the restated consolidated financial statements prior to the June 15, 2007 deadline specified in the ASC Cease Trade Order.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments predicting the timing of the restatements for year- end 2006 and fiscal Q1 and the filing of Q2, 2007 financial documents. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

310, 441 – 5 Avenue SW, Calgary, Alberta T2P 2V1
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: June 5, 2007

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1114611
FILING TYPE	News releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	June 1,2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Insider transaction detail - View details for issuer

2007-06-01 10:57 ET

Transactions sorted by : **Insider**
Issuer name : **cv technologies (Starts with)**
Filing date range : **May 1, 2007 - May 31, 2007**
Debt securities : **Convertible Debentures**
Equity securities : **Common Shares, Units**
Issuer derivatives : **Options, Warrants, Other**
Issuer Industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Rea, John Anthony													
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer													
Security designation: Options (Common Shares)													
969390	2007-02-21	2007-05-22	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			10,000				Common Shares		10,000

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Shan, Jacqueline Jie													
Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer													
Security designation: Options (Common Shares)													
964545	2007-05-10	2007-05-14	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,500,000		6,810,519		2.8400		Common Shares	-3,500,000	6,810,519
Insider name: Sutherland, Sharla Kae													
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer													
Security designation: Options (Common Shares)													
968216	2007-02-21	2007-05-18	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			90,000				Common Shares		90,000

END